William C. Dockman Vice President & Controller T +1 410.531.4558 Bill.Dockman@grace.com W. R. Grace & Co.–Conn. 7500 Grace Drive Columbia, MD 21044

August 29, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: John Cash, Branch Chief

Ladies and Gentlemen:

Thank you for your letter dated July 24, 2018, regarding the review of the W. R. Grace & Co. Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. Our executive team and Disclosure Committee have considered your comments and set forth below are our responses. We appreciate the opportunity to work with you to improve our disclosure. For your convenience, we have reprinted your comments in italicized text below, immediately followed by our responses in normal text.

Form 10-Q for the period ended March 31, 2018

Financial Statements
1. Basis of Presentation and Summary of Significant Accounting and Financial Reporting Policies
Revenue Recognition, page 12

1.	We note your disclosures related to your adoption of ASC 606, including disclosures specifically related to your licensed technology business. Please address the following:

•	Explain the specific nature and terms of your licensing agreements;

In the fourth quarter of 2013, Grace acquired the assets of the UNIPOL® polypropylene licensing and catalyst business of the Dow Chemical Company.1 The UNIPOL® polypropylene licensing business includes the licensing of intellectual property and assisting the customer with the implementation of the technology into its manufacturing facility. In the manufacturing facility, the customer inputs raw materials, which are passed through a reactor unit in the presence of catalysts, to produce polypropylene. The polypropylene is in turn used to make a wide range of industrial and consumer products such as food packaging, automotive parts, and medical products.

Since we acquired this business, licensing revenue has represented 2.5%, 2.2%, 2.2%, and 1.7% of our consolidated net sales in 2014 through 2017, respectively.

The agreements typically consist of the following deliverables:

a)
The license, which grants the licensee a perpetual right to use the technology (patents, trade secrets, and know-how); the license is granted upon signing of the contract. The license enables the licensee to design

1 UNIPOL® is a trademark of The Dow Chemical Company or an affiliated company of Dow. Grace’s operating subsidiaries and/or its affiliates are licensed to use the UNIPOL® trademark in the area of polypropylene.

1 grace.com	Talent | Technology | Trust™

or have designed, construct or have constructed, and maintain the polypropylene manufacturing reactor unit; make licensed polypropylene resins up to a certain capacity; and use and sell the licensed polypropylene resins manufactured in the newly constructed polypropylene manufacturing reactor unit.

b)
Process Design Package and other technical documentation (collectively, “PDP”), which contains specific information and details on how to incorporate the technology into the licensee’s facility (includes piping diagrams, instrument data sheets, plant layout, special design information, analytical manuals, etc.). The PDP is prepared by Grace UNIPOL® polypropylene licensing engineers.

c)
Training of licensee personnel, which includes licensed process training, product orientation training, and plant operations and plant engineer training, necessary for the customer to understand the product and the technology underlying the manufacturing process required for successful start-up.

d)
Technical and consulting services, which include working with the customer during its engineering, construction, commissioning/start-up, and warranty run phases to ensure the technology is being integrated appropriately and effectively. The technical services named in the contract include:

I.
Engineering review - Grace technical team meets with the licensee and licensee’s plant construction contractor to explain the PDP and answer questions about it, then meets again with the parties at various points as the engineering design is completed, typically at 30%, 60%, and 90% completion or by mutual consent;

II.
Plant construction review - Grace technical team inspects the reactor line at specified intervals during construction of the licensee’s plant, typically two to three different reviews, to ensure that the plant construction is in conformity with the PDP;

III.
Other engineering and construction related consultation services, which are provided on a “stand-ready” basis throughout the period from delivery of the PDP through plant construction, and up to the start-up date;

IV.	Commissioning services - services rendered by Grace technical team, including initial testing and operation of the reactor line prior to start-up;

V.
Start-up services - services rendered by a start-up team of Grace qualified specialists to advise licensee during the period when raw materials are first passed through the reactor unit in the presence of catalyst under conditions suitable to make polypropylene; and

VI.
Performance testing/warranty test runs - Grace technical team supplies test run procedural details to licensee that specify the methods to be employed for measuring results of performance tests, and supervises the test runs. The warranty test runs are designed to assure the licensee that the technology that was designed up front works in execution at the plant following the other services.

e)	Other deliverables, which in many cases may be optional and not material in the context of the contracts.

•
We note that for your licensed technology business, you have determined the customer arrangements contain multiple performance obligations, including licensing the technology and providing engineering design packages and technical services to customers to enable them to realize the benefit of the technology. Explain how you determined licensing is distinct based on the guidance in ASC 606-10-25-14 through 25-22;

The UNIPOL® polypropylene licensing business provides a multitude of services and deliverables to the customer. When there are multiple promised goods or services in a contract, ASC 606 requires evaluation of each promise in order to identify/determine the separate performance obligations. In addition, because the contract contains a license, ASC 606 contains specific implementation guidance to determine whether the license is itself a separate performance obligation. We analyzed the guidance referenced by the Staff and also the guidance in ASC 606-10-55-54 through 55-65 and our analysis follows:

Based on the guidance referenced, we determined that the license is not distinct, that is, it is not a separate performance obligation, and we have clarified this conclusion in the disclosure in our 2018 second quarter Form 10‑Q. In the UNIPOL® polypropylene license arrangements, the licensee can only benefit from the license in conjunction with the development and delivery of the PDP, the training services, and the technical and consulting services described above that ultimately lead to the final warranty runs at the conclusion of the contract. The license by itself is not functional without the contracted services, which are critical to the successful design, construction, and commissioning of the licensee’s reactor unit. The license agreements specifically require and define the services to be provided as Grace obligations. We do not sell the licensed technology separately to licensees without the related services.

2 grace.com	Talent | Technology | Trust™

Grace believes that the licensee is not contracting with Grace for the individual outputs (i.e., the license, PDP, training, and technical and consulting services) since Grace performs a significant service of integrating these deliverables into a bundle for which the licensee has contracted, but rather, the licensee is contracting with Grace to provide the combined technology and services necessary for it to build a reactor line that produces polypropylene resins to specifications.

•
Tell us if your licenses are functional or symbolic and explain the basis for your determination based on the guidance in ASC 606-10-55-59 and 55-63A. In this regard, clarify how you are recognizing revenue for licenses given your disclosure that for your licensed technology business, revenue is recognized ratably over the period of performance of the contract because you determined that customers simultaneously receive and consume the benefits provided by your technology licensing engineers before and during plant construction. If you determined that your licenses are functional, explain why recognizing the related revenue ratably over the period of performance is appropriate;

Our UNIPOL® polypropylene technology licenses are functional. The license enables the licensee to design or have designed, construct or have constructed, and maintain the polypropylene manufacturing reactor unit; make licensed polypropylene resins up to a certain capacity; and use and sell the licensed polypropylene resins manufactured in the newly constructed polypropylene manufacturing reactor unit. Generally, ASC 606 prescribes that revenue for functional licenses would be recognized at a point in time. However, at the point in time that the license is granted, the licensee is unable from a practical standpoint to realize any value in the license (that is, effective control of the license has not been transferred). The aforementioned services are integral to the functionality of the license, and the services are performed during the period of the agreement, covering from effective date of agreement through plant performance testing after start-up and commissioning.

•
In instances where you determined that individual deliverables within a bundle of goods and/or services are not distinct and the bundle is accounted for as a single performance obligation, more fully explain the circumstances under which revenue is recognized at a point in time or over a period of time. Clarify whether any such instances occur in the licensed technology business. To the extent there are such instances, tell us how you determined that recognizing revenue ratably over the period of performance is appropriate. Tell us how you considered the guidance in ASC 606-10-55-57; and

The license and services discussed above are not distinct, and as such the bundle is accounted for as a single performance obligation. This single performance obligation is recognized over time, which has historically been up to seven years. We believe that our performance over this period enhances and makes functional the polypropylene reactor unit, which is controlled by the customer as the unit is constructed. We also believe that from the customer's perspective, the most important attribute of value that the customer receives is the services supporting the license that are performed over the contract period and the value that transfers as the project is completed. Payments for the license and services are due at defined milestone dates over the course of the contract period. While Grace does not construct the plant directly, our involvement through the design and construction period is critical to a successful transfer of technology. This is illustrated by the preparation and delivery of design documents, contractual periodic training sessions and design review meetings, technical services, consultation services, and plant start-up support, which are provided during the contract period. We believe that recognizing revenue ratably over the contract period is the most reasonable approximation of how the value is transferred to the licensee.

•
It appears your licensed technology business has long-term contracts and revenue is recognized over time, explain how you considered the guidance in ASC 606-10-50-5 and ASC 606-10-55-91(e) and (f) in determining whether to disclose disaggregated revenue based on contract term and/or the timing of revenue recognition.

Our Disclosure Committee reviewed the guidance referenced by the Staff, and we concluded that the disaggregation disclosure in our 2018 first quarter Form 10-Q provides the most useful revenue disaggregation, as we have concluded that the licensing revenue was not material to the disclosure. Since we acquired this business, licensing revenue has represented 3.6%, 3.1%, 3.1%, and 2.3% of the net sales of our Catalysts Technologies reportable segment in 2014 through 2017, respectively.

3 grace.com	Talent | Technology | Trust™

Please contact me at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ William C. Dockman

Mr. William C. Dockman
Vice President and Controller

4 grace.com	Talent | Technology | Trust™